November 16, 2007

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Suzanne Hayes

Mail Stop: 6010

Re:

MicroChannel Technologies Corporation- the Registration Statement on Form SB-2 filed on October 1, 2007 (File No. 333-146404)-Filing of Pre Effective Amendment No. 1 (filed November 16, 2007) in response to Staff Comment Letter dated October 26, 2007.

We have been authorized by the MicroChannel Technologies Corporation (the “Company”) to submit the following responses on its behalf to your letter of October 26, 2007 (the “October 26th Letter”).  The numbered responses are keyed sequentially to the numbered paragraphs in the October 26th Letter.

All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in Pre Effective Amendment No. 1 to the Form SB-2 as filed on November 16, 2007, four copies of which have been delivered to the Staff under separate cover.  Page references are to the hard copy of the prospectus as set forth in Pre Effective Amendment No. 1 as marked, unless otherwise indicated.

General

1.

The Auditor’s consent has been attached as Exhibit 23.2 to the Pre Effective Amendment No.1.

2.

The text formatting has been modified so as to fit on the printed page.

3.

The box indicating registration of securities for a delayed offering is no longer marked.

4.

Footnote number 1 to the Company’s financial statements has been revised to clarify the timing of the distribution.  Please refer to page F-6.

5.

The filing has been revised to disclose that the forward split was completed on October 2, 2007.  Please refer to pages 3 and F-6.

US Securities and Exchange Commission

November 16, 2007

Attention: Suzanne Hayes

Re: MicroChannel Technologies Corporation-

(SEC File No. 333-146404)

Pre Effective Amendment No. 1

Prospectus Summary

6.

Please refer to the revised and expanded disclosures on pages 3 and 29-30.

7.

Please refer to the revised and expanded disclosures on pages 4 and 29-30.

8.

The requested disclosure has been made on pages 5 and 47-48.

9.

The requested disclosure has been made on page 5.

Risk Factors

10.

The referenced language has been deleted. Please refer to page(s) 7.

11.

The additional risk factor has been added. Please refer to page(s) 7.

12.

The added tax risk factor on page 21 has been cross referenced to the more detailed section of the prospectus describing the potential tax consequences of the Distribution and titled “US Federal Income Tax Consequences of the Distribution” on page 49.

13.

The Company has sought to comply with the Staff’s comments. Please refer for example to page(s) 7.

14.

The Company has sought to comply with the Staff’s comments. Please refer to page(s) 8.

15.

The Company has sought to comply with the Staff’s comments. Please refer to page(s) 9.

16 .

The Company has sought to comply with the Staff’s comments. Please refer to page(s) 11.

17.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 11.

18.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 12.

US Securities and Exchange Commission

November 16, 2007

Attention: Suzanne Hayes

Re: MicroChannel Technologies Corporation-

(SEC File No. 333-146404)

Pre Effective Amendment No. 1

19.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 13.

20.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 13.

21.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 21.

22.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 21.

23.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 13.

24.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 14.

25.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 14.

26.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 14 and 15.

27.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 19.

28.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 21.

Special Note Regarding Forward Looking Statements

31.

The reference language has been deleted. Please refer to page (s) 22.

US Securities and Exchange Commission

November 16, 2007

Attention: Suzanne Hayes

Re: MicroChannel Technologies Corporation-

(SEC File No. 333-146404)

Pre Effective Amendment No. 1

Market for Common Equity and Related Shareholder Matters

32.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 23 and 24.

33.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 24.

Managements Discussion and Analysis or Plan or Operation

34.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 26.

35.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 27.

Description of Our Business and Properties

36.

The reference language has been deleted.  Please refer to page(s) 29.

37.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 29.

38.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 29 and 30.

39.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 30 and 31.

40.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 32.

41.

The Company has sought to comply with the Staff’s comments by deleting the referenced technical terminology and redrafting the disclosure in a plain English format.

42.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 32 and 33.

US Securities and Exchange Commission

November 16, 2007

Attention: Suzanne Hayes

Re: MicroChannel Technologies Corporation-

(SEC File No. 333-146404)

Pre Effective Amendment No. 1

43.

The Company has sought to comply with the Staff’s comments by adding a new section entitled “Our Market Position.”. Please refer to page (s) 35.

44.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 37 through 39.

Directors, Executive Officers and Control Persons

45.

The inadvertent reference to four directors has been revised. Please refer to page (s) 40.

Executive Compensation

46.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 19.

47.

The requested relocation has been made. Please refer to page (s) 40. The Company has sought to comply with the Staff’s further comments. Please refer to page (s) 44.

48.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 43 and 44.

Certain Relationships and Related Transactions

49.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 45.

50.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 44.

The Distribution

51.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) 48 and 49.

Statement of Stockholders’ Equity (Deficiency)

52.

The Company has sought to comply with the Staff’s comments. Please refer to page (s) F2 and F9.

US Securities and Exchange Commission

November 16, 2007

Attention: Suzanne Hayes

Re: MicroChannel Technologies Corporation-

(SEC File No. 333-146404)

Pre Effective Amendment No. 1

53.

The Company has sought to comply with the Staff’s comments. Please refer to the amended financial statements.

Item 25: Other Expenses of Issuances and Distribution

54.

Currently the Company does not anticipate payment of any listing fees or taxes in connection with the Distribution.

Item 26: Recent Sales of Unregistered Securities

55.

The Company has sought to comply with the Staff’s comments. Please refer to the revised Item 26.

56.

The only person who has purchased shares from the Company is its parent company, Octillion Corp. Please refer to the revised Item 26.

Item 27.  Index to Exhibits

57.

The sponsored research agreement was previously filed as an exhibit to the Option Agreement.

58.

The Company believes that it has now attached all exhibits.

We hope that you find the foregoing responsive to the Staff’s comments. The Company appreciates your prompt attention to this filing.

Very truly yours,

Joseph Sierchio

cc.: MicroChannel Technologies Corporation.